UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For month of June 2026

Commission File Number: 001-41879

GARDEN STAGE LIMITED

(Registrant’s Name)

30th Floor, China Insurance Group Building

141 Des Voeux Road Central

Central, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

EXPLANATORY NOTES

This Current Report on Form 6-K is filed for the sole purpose of correcting inadvertent errors on the cover pages of relevant prospectus supplements.

Paragraph 4 on the front cover page of the Prospectus Supplement dated April 9, 2025, to the Prospectus dated March 10, 2025 is hereby amended and restated in its entirety by the following paragraph:

Pursuant to General Instruction I.B.5. of Form F-3, in no event will we sell the securities covered hereby in a public primary offering with a value exceeding more than one-third of the aggregate market value of our Ordinary Shares in any 12-month period so long as the aggregate market value of our voting and non-voting common equity held by non-affiliates remains below $75,000,000. During the 12 calendar months prior to and including the date of this prospectus supplement, we sold $1,489,999.50 worth of securities pursuant to General Instruction I.B.5 of Form F-3.

Paragraph 4 on the front cover page of the Prospectus Supplement dated June 18, 2025, to the Prospectus dated March 10, 2025 is hereby amended and restated in its entirety by the following paragraph:

Pursuant to General Instruction I.B.5. of Form F-3, in no event will we sell the securities covered hereby in a public primary offering with a value exceeding more than one-third of the aggregate market value of our Ordinary Shares in any 12-month period so long as the aggregate market value of our voting and non-voting common equity held by non-affiliates remains below $75,000,000. During the 12 calendar months prior to and including the date of this prospectus supplement, we sold $2,480,000 worth of securities pursuant to General Instruction I.B.5 of Form F-3.

Paragraph 6 on the front cover page of the Prospectus Supplement dated July 25, 2025, to the Prospectus dated March 10, 2025 is hereby amended and restated in its entirety by the following paragraph:

Pursuant to General Instruction I.B.5. of Form F-3, in no event will we sell the securities covered hereby in a public primary offering with a value exceeding more than one-third of the aggregate market value of our Ordinary Shares in any 12-month period so long as the aggregate market value of our voting and non-voting common equity held by non-affiliates remains below $75,000,000. During the 12 calendar months prior to and including the date of this prospectus supplement, we sold $6,140,000 worth of securities pursuant to General Instruction I.B.5 of Form F-3.

Paragraphs 3 on the front cover page of the Prospectus Supplement dated September 17, 2025 to the Prospectus dated March 10, 2025 is hereby amended and restated in its entirety by the following paragraph and paragraph 4 on such front cover page is hereby deleted in its entirety:

The aggregate market value of our outstanding Ordinary Shares held by non-affiliates or public float, as of the date of September 15, 2025, was approximately $112,089,026.85, which was calculated based on 64,393,265 Ordinary Shares held by non-affiliates and the per share price of $1.73, which was the closing price of our Ordinary Shares on Nasdaq on July 17, 2025.

Except as specifically amended and restated herein, all other information in the relevant prospectus supplements remain unchanged.

Incorporation by Reference

The content of this current report on Form 6-K is incorporated by reference into (i) registration statement on Form F-3 (File No. 333-283618) of Garden Stage Limited (the “Company”) that was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 5, 2024 and declared effective by the SEC on March 10, 2025, and (ii) the Company’s registration statement on Form S-8 (File No. 333-287932) filed with the SEC on June 11, 2025, and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GARDEN STAGE LIMITED

Date: June 15, 2026	By:	/s/ Sze Ho Chan
	Name:	Sze Ho Chan
	Title:	Chief Executive Officer

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